August 15, 2013

VIA EDGAR

Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Jones Lang LaSalle Incorporated
Form 10-K for the year ended December 31, 2012
Filed on February 26, 2013
File No. 001-13145

Dear Mr. Woody:

This letter sets forth our response to the Comment Letter, dated August 1, 2013 (the “Comment Letter”), of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced document. The responses set forth below follow a copy of each of the Staff's comments as numbered in the Comment Letter.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition…, page 54

Results of Operations, pages 63-68

1) We note your response to our prior comment number 3. In your response letter dated June 13, 2012, you indicated to the extent a general description of elements of operating results are used, you would expand your disclosure to enhance those descriptions by identifying and quantifying performance indicators and other factors that are utilized by management to assess productivity for the relevant major product categories and to describe variances in your operating results. It is unclear from your response what performance indicators are driving the increases in each of your major product categories within each business segment as well as what countries within each segment are driving results and the significant comparable exchange rates relating to your international operating results. Please include within your response a discussion of your results of operations that includes this information as well as this disclosure in future filings.

Response:

Our primary means for evaluating the performance and productivity of our businesses working to drive growth in Leasing and Capital Markets & Hotels revenue is through a comparison of the period-over-period changes in revenue with changes in market volumes in these areas. For example, in our Form 10-K for the year ended December 31, 2012, our discussion of Segment Operating Results in the Americas noted that “Leasing revenue increased 9% despite overall office leasing volumes dropping 20% in the

United States.” Leasing and Capital Markets & Hotels are the revenue categories typically subject to the greatest volatility in our results based on the transactional nature of the related services and the influence of market dynamics on transaction volumes, and so are ordinarily going to be of primary focus in our discussion of results of operations. In future filings, we will enhance our discussions of variances in operating results by quantifying the changes in market volumes, along with the changes in revenue, by segment and on a consolidated basis, to give a clearer indication of how our transactional businesses are performing relative to the markets in which we operate.

As mentioned in our response dated July 19, 2013, we now present Property & Facility Management and Project & Development Services revenue on a fee revenue basis, rather than on a gross revenue basis, in our discussions of segment results. We adopted this presentation because the inclusion of vendor and subcontractor costs in revenue, required under U.S. GAAP and reflected as such in our Consolidated Statements of Comprehensive Income, results in what our Chief Operating Decision Makers view to be a less meaningful measure of growth which is not representative of the performance and productivity of the businesses providing those services. In future filings, we will continue to present Property & Facility Management and Project & Development Services revenue on a fee revenue basis in our discussions of segment results.

Changes in activity in the Advisory, Consulting and Other revenue category are ordinarily modest and not a driver of the movements in our segment operating results. Furthermore, due to the variety of services captured by this category, there is not a specific indicator that would explain performance in terms of the customary movements in the results. In future filings, to the extent that movements in this category represent a driver of our results warranting detailed commentary, we will describe in quantitative and qualitative terms the productivity of the business or businesses driving the results.

Within our LaSalle Investment Management segment, movements in Advisory fees are generally correlated with movements in assets under management, though the timing of asset sales, as well as the timing of when investments are made on behalf of the funds we manage, can cause deviations in that correlation. Movements in Transaction fees, Incentive fees and Equity earnings are also ordinarily driven by the timing of when purchases and sales of assets on behalf of the funds we manage are completed. In future filings, we will highlight the causes of changes in assets under management and the impact of those changes on segment revenue.

The first indented paragraph below is a replication of our discussion of 2012 consolidated revenue performance, included here for ease of comparison with the second indented paragraph below, which is an example of how we would propose to enhance that disclosure in future filings in relation to your comments above:

2012 consolidated revenue discussion, as filed: In 2012, revenue grew 10%, 12% in local currency, driven by both Leasing and continued growth in Property & Facility Management. Leasing revenue grew 9% in local currency, with the largest growth in the Americas. Property & Facility Management fee revenue grew 13% in local currency, also led by the Americas, which increased 15% in local currency, followed by a 13% local currency increase in Asia Pacific. LaSalle Investment Management's advisory fees decreased from 2011 due to significant asset and portfolio sales, but have remained consistent throughout each quarter of 2012. LaSalle generated $23 million of incentive fees and $24 million of equity earnings during 2012.

2012 consolidated revenue discussion, as proposed: In 2012, consolidated total revenue grew 10%, 12% in local currency, to $3.9 billion, driven by increases in Leasing and continued growth in Property & Facility Management; consolidated fee revenue grew 8%, 10% in local currency. U.S. dollar growth percentages were lower than those in local currency primarily due to declines in average conversion rates of 8% for the Euro-to-U.S. dollar, and 15% for the Indian rupee-to-U.S. dollar, in 2012 compared with 2011. Leasing revenue grew 9% in local currency, reflecting outperformance against market volumes down 20% on average across the world, driven by the Americas with 9% growth, led by the United States, and EMEA with 11% growth, led by the United Kingdom. Capital Markets & Hotels revenue grew 13% in local currency, outperforming against market volumes up only 2% on average across the world. The Americas contributed a 25% increase, and Asia Pacific a 15% increase, with the most significant contributions to the total year-over-year increases coming from the United States, United Kingdom, Switzerland, Japan and Singapore. Property & Facility Management fee revenue grew 13% in local currency, also led by the Americas, which increased 15% in local currency, followed by a 13% local currency increase in Asia Pacific. Project & Development Services fee revenue grew 9% in local currency, driven by 16% increases in EMEA, led by France, the location of the core of our Tetris fit-out business, and in Asia Pacific, led by Australia. LaSalle Investment Management's advisory fees decreased from 2011 due to significant asset and portfolio sales, but have remained consistent throughout each quarter of 2012. LaSalle generated $23 million of incentive fees as a result of positive performance for clients, and $24 million of equity earnings, primarily from asset sales, during 2012. Assets under management started and ended the year at approximately $47 billion, with assets sold from maturing funds offset by capital raising initiatives with separate accounts, strategic partnerships and new commingled funds.

We would propose to make similar, conforming types of changes to our disclosures at the segment level in future filings.

Financial Statements

Notes to Consolidated Financial Statements, page 84

7. Retirement Plans, page 107

2) We note your response to our prior comment number 6. Please tell us how you determined the expected rate of return for the year ended December 31, 2012 and the specific assumptions used. Within your response, specifically identify the assumptions that changed and the reasons for the changes that caused the actual return on plan assets to be significantly higher than the expected return.

Response:

We determine the range of expected rates of return by estimating rates of return on investment asset classes within each of our pension plans. Our estimated rates of return on corporate bonds are in line with the discount rates used in determining present values as disclosed in our retirement plans footnote, as those discount rates were estimated based on the yields of investment grade bonds with durations consistent with the liabilities of the plans. Our estimated rates of return on government bonds are derived from the yields of such bonds with durations consistent with the liabilities of the plans. Our estimated rates of return on equities are calculated by adding an equity risk premium to government bond rates. Our estimated rates of return on cash are derived from bank base rates.

Investment assets held within our United Kingdom pension plans comprised over 80% of the total investment assets within our pension plans in 2012. At December 31, 2012, the discount rate in line with United Kingdom AA corporate bonds reflecting the duration of the liabilities of the UK plans was 4.4%, the gilt yield derived was 3.2%, to which an equity risk premium of 4.3% was added for an estimated 7.5% rate of return on equity securities, and the estimated rate of return on cash was 0.5%, all of which blended together based on asset allocations resulted in an average expected return of 6.2%.

The actual return on plan assets was significantly higher than the range of expected returns in 2012, not due to significant changes in assumptions used in determining the expected rates of return, but due to changes in the market-related value of the plan assets for the reasons noted in the proposed future filings disclosure in our response letter dated July 19, 2013:

The actual return on plan assets in 2012, allocated primarily across a balanced mix of debt securities and equity securities, was significantly higher than our expected return in 2012 and our actual return in 2011, broadly in line with how debt and equity markets performed across both years. In 2011, global equities were relatively flat in the first half of the year after showing positive returns in 2010, and then suffered double-digit percentage declines in the third quarter of 2011, finishing the year with negative returns, offset by mid-single-digit returns in corporate bonds, but causing actual returns for the year ended 2011 to fall below the expected long-term rate of return. In 2012, positive actual returns in global equities in three of four quarters, combined with double-digit returns in corporate bonds for the year, caused actual returns to exceed the expected long-term rate of return and the prior year return.

8. Income Taxes, page 110

3) We note your response to our prior comment number 7. Please tell us how you determined the return to provision adjustment was not material to the current or prior year financial statements.

Response:

We determined that the return to provision adjustment was not material to the current or prior year financial statements through our evaluation of the nature of the adjustments, the majority of which we determined to be changes in accounting estimates rather than error corrections.

As described in FASB ASC 250-10-20: “A change in accounting estimate is a necessary consequence of the assessment… of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information.” Substantially all of the items contained in the total return to provision adjustment required estimation in the computation of the income tax provision based upon information which was not readily ascertainable until statutory financial statements and income tax returns for entities in each of those countries were completed.

FASB ASC 250-10-45-17 states: “A change in accounting estimate shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.”

To the extent that we encounter return to provision adjustments due to error corrections, we will continue to assess materiality by applying the relevant guidance in FASB ASC 250-10-45-27 and in SEC Staff Accounting Bulletin Topic 1-M.1 to our accounting and disclosures in annual and interim periods.

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Please note that between the February 26, 2013 filing of our 2012 Form 10-K, and the date of this letter, the Chief Financial Officer function for Jones Lang LaSalle Incorporated has been transitioned from Lauralee E. Martin to Christie B. Kelly.

If you have any questions or comments concerning these responses to your inquiries, please do not hesitate to contact me at (312) 228-2073, or Mark Engel, our Controller, at (312) 228-2343.

Sincerely Yours,

/s/ Lauralee E. Martin
_____________________

Lauralee E. Martin
Chief Executive Officer, Americas, Jones Lang LaSalle Incorporated
(Chief Financial Officer, Jones Lang LaSalle Incorporated, as of the February 26, 2013 filing of the 2012 Form 10-K)

Cc:    Ms. Shannon Sobotka, Staff Accountant
Ms. Stacie Gorman, Attorney Advisor
Mr. Mike McTiernan, Assistant Director
United States Securities and Exchange Commission

Ms. Christie B. Kelly, Chief Financial Officer, Jones Lang LaSalle Incorporated